ASX/Media RELEASE	4 April 2007

pSivida and Sandell agree to redeem entire Convertible Loan

pSivida has issued Redemption Notice for the Convertible Loan

Boston, MA. and Perth, Australia - pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that it has entered into an agreement with its principal institutional lender, Sandell Asset Management Corp. (Sandell) whereby Sandell has agreed to close the December 29th, 2006 amendment to the Convertible Loan which was announced on January 2nd, 2007 and, in conjunction with the closing, pSivida has issued an irrevocable redemption notice for the entire balance of the convertible loan. Sandell has extended the forbearance agreement until April 7, 2007 to facilitate the prompt closing of that agreement.

pSivida will issue warrants to Sandell to acquire 4,000,000 American Depository Shares (ADSs) with an exercise price of US$2.00 per ADS, as previously agreed. pSivida has issued a redemption notice for the entire convertible loan pursuant to which the outstanding balance of the loan will be repaid in early June 2007. In connection with the redemption, as required by the terms of the loan, pSivida will issue warrants to acquire 2,341,347 ADSs. pSivida will also issue to Sandell warrants to acquire 4,000,000 ADSs with an exercise price of US$1.57 per ADS and warrants to acquire 1,000,000 ADSs with an exercise price of US$1.95 per ADS. All issued warrants will have an exercise term of 5 years.

“This agreement enables pSivida to move forward with a much simpler capital structure facilitating the company’s future development” said Dr. Paul Ashton, Managing Director, pSivida Limited.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY ANY SECURITIES.

-ENDS-

Released by:
pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of liver and pancreatic cancers.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties, including the risk that we may not enter into a favorable agreement with a global pharmaceutical company; or may not successfully commercialize our products currently under development; the risk that our evaluation agreements for our products may not produce favorable results and/or result in license agreements; and the risk that we will be unable to repay all amounts outstanding under our convertible notes or other liabilities. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important risk factors that are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.